06004619

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 28 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 213

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43725

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SECURITY DEALERS GUILD, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

303 SOUTH BROADWAY
(No. and Street)

TARRYTOWN	NEW YORK	10591
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS S. AMBROSIO 914-332-0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOX & JURAN
(Name – *if individual, state last, first, middle name*)

295 MADISON AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, THOMAS S. AMBROSIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECURITY DEALERS GUILD, INC., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

PRESIDENT

Signature

President

Title

JOHN GANGI
NOTARY PUBLIC, State of New York
Reg. No. 01GA6063076
Qualified in Westchester County
My Commission Expires 08/27/2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITY DEALERS GUILD, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

FOX & JURAN
CERTIFIED PUBLIC ACCOUNTANTS
295 MADISON AVENUE
NEW YORK, N.Y. 10017
TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NY STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

To The Stockholder

Security Dealers Guild, Inc.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of Security Dealers Guild, Inc. (an S Corporation) as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement presents fairly in all material respects the financial position of Security Dealers Guild, Inc. (an S Corporation) as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Fox & Juran

New York, N.Y.

February 1, 2006

SECURITY DEALERS GUILD, INC.

BALANCE SHEET

DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 35,525	
Securities owned, at fair market value (Note 1b)	131,421	
Receivable from clearing agent (Note 2)	24,675	
Accrued interest receivable	2,219	
Furniture and equipment, net of accumulated depreciation $6,891 (Note 1C)	3,133	
Security deposits and other	6,770	
TOTAL ASSETS		$ 203,743

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accrued expenses		$ 14,463
Payable to officer - stockholder		25,711
TOTAL LIABILITIES		$ 40,174
Commitments (Note 5)		
STOCKHOLDER'S EQUITY:		
Common stock, par value $.01; authorized 20,000 shares, issued and outstanding 300 shares	$ 3	
Additional paid-in capital	251,588	
Deficit (Note 3)	(88,022)	
TOTAL STOCKHOLDER'S EQUITY		163,569
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 203,743

See Notes To Financial Statements

SECURITY DEALERS GUILD, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

1. SIGNIFICANT ACCOUNTING POLICIES

a. Securities transactions are recorded on a settlement date basis which is generally three business days after trade date. Commission income is generally recognized when received.

b. Securities owned are valued at market value and unrealized gains and losses are included in income currently.

c. Depreciation of equipment and furniture is computed on an accelerated basis using estimated useful lives of five to seven years.

2. FINANCIAL ACCOMMODATIONS - CLEARING AGENT

Under its fully disclosed clearing agreement, the Company has agreed to maintain a "Deposit Account" that shall at all times contain cash of appropriate collateral in the amount of $100,000.

3. RETAINED EARNINGS (DEFICIT)

Retained earnings (deficit) are made up as follows:

Balance - January 1, 2005	$(101,326)
Taxable income	13,216
Tax exempt income	4,104
Non-deductible expenses	(4,016)
Balance - December 31, 2005	$(88,022)

4. INCOME TAX STATUS

The Company, with the consent of its stockholder, has filed an election under Internal Revenue Service and New York State income tax returns as an "S" corporation. In this status, it is not a taxable entity for Federal and New York State purposes. Elements of income and expense will flow through and be taxed to its stockholder.

5. COMMITMENTS

The Company leases office space under an agreement extending through January 31, 2007 and providing for a minimum annual rental of approximately $30,000. In addition, the agreement provides for escalations resulting from possible increases in operating expenses and taxes. The Company subleases office space to an affiliated Company on a month to month basis. Total rental income for the year was $18,000.

6. NET CAPITAL

The Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2005 the Company's net capital and aggregate indebtedness as defined, were $139,814 and $40,174 respectively. The net capital ratio was .2873 to 1 or 28.73%. Net capital exceeded requirements by $ 39,814.

7. ANNUAL REPORT

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the statement of financial condition is available for examination at the Company's principal place of business, 303 South Broadway, Tarrytown, NY 10591 and at the northeast regional office of the Commission located at 3 World Financial Center, Room 4300, New York, NY 10281.

FOX & JURAN

CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

To The Stockholder
Security Dealers Guild, Inc.

We have examined the financial statements of Security Dealers Guild, Inc. (an S. Corporation) for the year ended December 31, 2005, and have issued our report thereon dated February 1, 2006. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Security Dealers Guild, Inc. that we considered relevant to the objectives stated in rule 17a-5(g),(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of rule 15c3-3; (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

To The Stockholder
Security Dealers Guild, Inc.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Security Dealers Guild, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Fox & Juran

FOX & JURAN

New York, N.Y.

February 1, 2006